September 23, 2019

James A. Hayward
Chairman, Chief Executive Officer and President
Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790

       Re: Applied DNA Sciences, Inc.
           Registration Statement on Form S-1
           Filed September 18, 2019
           File No. 333-233830

Dear Mr. Hayward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Merrill M. Kraines, Esq.